Exhibit 99.5

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi’s Board of Directors notes the resignation of Emmanuel Babeau and coopts Gilles Schnepp as Independent Director

*	Notes the resignation of Emmanuel Babeau as of May 22, 2020

*	Coopts Gilles Schnepp for the remainder of Emmanuel Babeau’s term of office

PARIS – May 28, 2020 – At its meeting held on May 22, 2020, the Board of Directors duly noted the resignation of Emmanuel Babeau and decided, after consultation of the Appointments and Governance Committee, to coopt Gilles Schnepp as Independent Director for the remainder of Emmanuel Babeau’s term of office (expiring at the end of the Annual Shareholders’ Meeting held in 2022 to approve the financial statements for the fiscal year ending December 31, 2021). The cooptation of Gilles Schnepp will be subject to ratification by the next Shareholders’ Meeting of Sanofi, on April 28, 2021.

Gilles Schnepp has also been appointed as a member of the Audit Committee.

A graduate of HEC in 1981, Gilles Schnepp began his career at Merrill Lynch in 1983 before joining Legrand in 1989 where he held several positions before becoming Deputy Chief Executive Officer in 2001, Chief Executive Officer in 2004 and Chairman and Chief Executive Officer in 2006. Since 2018, he has been Chairman of the Board of Directors

Gilles Schnepp has also been a member of the Board of Directors of Saint Gobain since 2009 and Vice-Chairman of the Supervisory Board of PSA since 2019.

Gilles Schnepp thus brings to the Board his skills in financial matters and his experience in managing international groups.

The entire Board of Directors thanked Emmanuel Babeau for his very substantial and active participation in the meetings of the Board and of the Audit Committee of which he was a member.

The Board of Directors has 16 members, including 11 who are deemed independent and two Directors representing employees.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Félix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com